[SEC CORRESPONDENCE]
Wireless Ronin Technologies, Inc.
14700 Martin Drive
Eden Prairie, Minnesota 55344
October 30, 2006

Writer’s Direct Dial:
(952) 224-8114
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wireless Ronin Technologies, Inc. Amendment No. 2 to Registration Statement on Form SB-2 (Registering 4,500,000 Shares of Common Stock)
Ladies and Gentlemen:
     On behalf of Wireless Ronin Technologies, Inc. (the “Company”), attached please find an EDGAR transmission of Amendment No. 2 to the Company’s Registration Statement on Form SB-2 pursuant to the Securities Act of 1933, as amended. The primary purpose of this Amendment No. 2 was to update the Company’s financial statements which would otherwise have become stale on November 12. The Company and the underwriter felt that this was necessary to commence marketing of the common stock.
     If you have any questions, please contact the undersigned at (952) 224-8114 or Alec C. Sherod of Briggs and Morgan, P.A., our legal counsel, at (612) 977-8727.

Very truly yours,
/s/ John A. Witham
John A. Witham
Chief Financial Officer

cc:	Jeffrey C. Mack Avron L. Gordon, Esq. Alec C. Sherod, Esq. Brett D. Anderson, Esq.